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SECUR ~~UNITED~~TED STATES ~~...~~ COMMISSION

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| SEC FILE NUMBER |
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| 8-46943 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 S. Cascade Avenue, Suite 1250
(No. and Street)

| Colorado Springs | CO | 80903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana M Capozzella 719-632-0818
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company, LLC
(Name – *if individual, state last, first, middle name*)

| 102 N Cascade Avenue, Suite 400 | Colorado Springs | CO | 80903 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# CASCADE INVESTMENT GROUP, INC.

## REPORT PURSUANT TO RULE 17a-5

## FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## DECEMBER 31, 2020

# OATH OR AFFIRMATION

I, Robert G Wrubel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dana M. Capozzella

DANA M. CAPOZZELLA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20004032642
MY COMMISSION EXPIRES JANUARY 2, 2025

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cascade Investment Group, Inc.
# Table of Contents

■ skr+co
STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Cascade Investment Group, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2020 the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 19, 2021

Cascade Investment Group, Inc.
Statement of Financial Condition
December 31, 2020

CURRENT ASSETS

| | |
|---|---|
| Cash and cash equivalents | $243,436 |
| Receivable from clearing organization | $0 |
| Investments | $161,090 |
| Other assets | $27,110 |
| Cash held on deposit with clearing broker | $25,000 |
| Total current assets | $456,636 |

LONG TERM ASSETS

| | |
|---|---|
| Deferred tax asset | $148,000 |
| Right of Use Asset | $76,967 |
| | $681,603 |

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

| | |
|---|---|
| Current liability | |
| Accounts payable and accrued expenses | $110,267 |
| Office lease liability | $55,473 |
| | $165,740 |
| Long-term liability | |
| Office lease liability | $23,609 |
| | $189,349 |

STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common stock, no par value, 5,000 shares authorized, 120 shares issues and outstanding | $528,605 |
| Retained earnings | -$36,351 |
| | $492,254 |
| | $681,603 |

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Operations
December 31, 2020

| | | |
|---|---|---|
| REVENUES | | |
| | Commissions and asset management fees | $2,148,180 |
| | Investment gain | $30,506 |
| | Interest income | $9,572 |
| | Other income | $986 |
| | Total revenues | $2,189,244 |
| EXPENSES | | |
| | Commissions | $1,150,831 |
| | Fee reimbursement | $810,373 |
| | Employee compensation and benefits | $384,520 |
| | Occupancy | $97,068 |
| | Clearance fees | $99,395 |
| | Communications and data processing | $157,376 |
| | Other operating expenses | $148,193 |
| | Total expenses | $2,847,756 |
| INCOME BEFORE PROVSION FOR INCOME TAXES | | -$658,512 |
| Income taxes | | -$167,200 |
| NET LOSS | | -$491,312 |

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Stockholders' Equity
December 31, 2020

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of shares | Amount | Retained Earnings | Total Stockholders' Equity |
| Balance, January 1, 2020 | 120 | $97,521 | $454,961 | $552,482 |
| Contributions by shareholders | | $431,084 | - | $431,084 |
| Net Loss | - | - | -$491,312 | -$491,312 |
| Balance, December 31, 2020 | 120 | $528,605 | -$36,351 | $492,254 |

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Cash Flows
December 31, 2020

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss | -$491,312 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Stock Award | $0 |
| Net realized and unrealized gain on investment securities | -$30,506 |
| Net proceeds from purchase and sale of investments | $61,865 |
| Deferred tax benefit | -$167,200 |
| Changes in assets and liabilities: | |
| Decrease in receivable from clearing organization | $0 |
| Increase in other assets | -$7,536 |
| Decrease in office lease liability | -$53,836 |
| Right of Use Lease | $54,330 |
| Decrease in accounts payable and accrued expenses | -$11,907 |
| Cash used by operating activities | -$646,102 |
| INVESTING ACTIVITIES | |
| Cash provided by investing activities | $0 |
| FINANCING ACTIVITIES | |
| Contributions by shareholders | $431,084 |
| Cash provided by financing activities | $431,084 |
| NET DECREASE IN CASH | -$215,018 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | $458,454 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $243,436 |
| SUPPLEMENTAL CASHFLOW INFORMATION | |
| Cash paid for: | |
| Income taxes | $8,480 |
| Interest | $0 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Summary of Significant Accounting Policies

### Organization

Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

### Income Taxes

In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

### Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

The Company receives managed account fees quarterly from its clients based on the average daily value of the clients' accounts. Managed account fees are recorded as they are earned.

**Leases**

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to clarify the principles of recognizing the treatment of operating leases. Under ASU 2016-02, operating leases must be included on the balance sheet as an asset and liability arising from the lease. The lease asset is deducted from net worth when computing net capital.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Receivables**

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

**Concentrations of Credit Risk**

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

**Fair Value of Financial Instruments**

The carrying value of cash, prepaid expenses, and accounts payable approximates fair value because of the short maturity of these items. Securities are reported at fair value based on quoted market prices.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expense for December 31, 2020, was $10,211.

## Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $294,545, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 38.15% at December 31, 2020.

## Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation

for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

**Note 4 – Clearing Agreement**

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

Expenses payable to the clearing organization at December 31, 2020 was $423.

**Note 5 – Investments**

The estimated fair market values of investments in securities December 31, 2020, is as follows:

| | Cost | Gross Unrealized Gain/(Loss) | Estimated Fair Value |
|---|---|---|---|
| Equity securities | $ 58,626 | $ 102,464 | $ 161,090 |
| Total | $ 58,626 | $ 102,464 | $ 161,090 |

Income from investments for 2020 consists of the following:

| | |
|---|---|
| Interest and dividends | $ 9,572 |
| Realized and unrealized gains on investments | 30,506 |
| Total | $ 40,078 |

The accompanying notes are an integral part of these financial statements.

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis December 31, 2020.

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Investments: | | | | |
| Domestic Common Stock | 89,497 | | | 89,497 |
| International Common Stock | 3,680 | | | 3,680 |
| Domestic Equity ETFs | 46,144 | | | 46,144 |
| REIT | 15,253 | | | 15,253 |
| Domestic Equity Mutual Fund | 6,516 | | | 6,516 |
| Total | | | | $ 161,090 |

**Note 6 – Equity**

The Company has authorized 5,000 shares of common stock, no par value per share. Each share of common stock is entitled to one vote. During 2020, an entity purchased 67% of the Company's common stock from the shareholders effecting a change in control. Push down accounting has not been applied.

**Note 7 – Retirement Plan**

The Company has a profit-sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2020 of $27,977.

**Note 8 – Commitments**

Effective January 1, 2020, the Company has a master software and professional services agreement through an unrelated party under a commitment that expires March 2025, with quarterly minimum payments of $12,775. Total software expense for the year ended December 31, 2020, was $52,628. The future anticipated minimum payments are as follows:

| | |
|---|---|
| 2021 | 51,100 |
| 2022 | 51,100 |
| 2023 | 51,100 |
| 2024 | 51,100 |
| 2025 | 12,775 |
| | $217,175 |

The Company leases office space through an unrelated party under a commitment that expires March 2022. The lease for office space has resulted in an operating lease right-of-use asset. The lease expense for the year end December 31, 2020 was $97,068. As of December 31, 2020, the operating lease right-of-use asset balance was $76,967. As of December 31, 2020, the lease liability balance was $79,082. Monthly payments range from $4,773 to $4,954. The future minimum lease payments are as follows:

| | |
|---|---|
| 2021 | 59,148 |
| 2022 | 24,771 |
| | $83,919 |
| | |
| Lease discount | $-4,837 |
| Less total office lease liability | 79,082 |
| Less short-term office lease liability | -55,473 |
| Less long-term office lease liability | 23,609 |

The accompanying notes are an integral part of these financial statements.

## Note 9 – Income Taxes

The benefit for income taxes consists of the following for the year ended December 31, 2020:

| | |
|---|---|
| Deferred | $167,200 |
| Net Income tax benefit | $167,200 |

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Significant components of the Company's deferred income tax assets and liabilities are as follows at December 31, 2020:

| | |
|---|---|
| Deferred income tax assets: | |
| Charitable contribution carryover | $10,000 |
| Net operating loss carry forward | 164,000 |
| Total | 174,000 |
| Deferred income tax liabilities: | |
| Unrealized gains on investments | -26,000 |
| Total | -26,000 |
| Total deferred income tax assets, net | $148,000 |

Management believes that it is more likely than not that it will realize all deferred income tax assets and has not recorded any valuation allowance related to those assets.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the 50% limitation on meals and entertainment expenses, unrealized gains and losses, and limitations on the deductibility of charitable contributions and net operating losses. During the year ended December 31, 2020, the Company made $8,480 estimated tax payments during the year.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2017.

## Note 10 – Related Party

As of December 31, 2020, the Company had the following shareholders participating on boards of directors:

Two shareholders are members of the board of directors for a nonprofit organization which has approximately $30.4 million of assets as of December 31, 2020 custodied at the clearing firm used by the Company. No fees were charged to this organization by the Company during the year ended December 31, 2020.

A shareholder is a member of the board of directors for a nonprofit organization for which the Company manages approximately $627,956 of assets as of December 31, 2020. $3,033 in fees were received from this organization during the year ended December 31, 2020.

**Note 11 – Subsequent Events**

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

**Note 12 – Contingencies**

The Company is part of In The Matter of Certain Share Class Selection Practices (D-3773) investigation with the Securities and Exchange Commission. Under this investigation the SEC has deemed the disclosures within the Company's investment advisory agreement insufficient for clients to understand that certain mutual funds purchased in their accounts would produce 12b-1 fees to which the Company and its advisors would receive as additional compensation above the clients' negotiated quarterly flat investment fees.

In 2020, the Company decided to proactively reimburse $810,373 ($722,000 prior years' 12b-1 fees plus interest) received to the investment advisory clients who were invested in 12b-1 fee generating mutual funds in the periods of January 1, 2014 – September 30, 2019. To partially fund these reimbursements, the shareholders contributed $431,084 to the Company. The Company was not and has not been directed by the SEC to do this. There has been no final determination that the reimbursement was correct and any adjustments to that reimbursement is unable to be estimated as the examination is still under review.

**Note 13- Uncertainties**

On January 30, 2020, the World Health Organization (WHO) announced a global health emergency because of a new strain of coronavirus (the COVID-19 outbreak) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The COVID-19 outbreak has led to volatility in financial markets and has affected, and may continue to affect, the asset management fees received by the Company. The potential

economic impact brought by, and the duration of, the COVID-19 outbreak is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted. Given the daily evolution of the COVID-19 outbreak and the global response to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results or financial condition for fiscal year 2021.

Cascade Investment Group, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities And Exchange Commission
December 31, 2020

| | | |
|---|---|---|
| **Stockholders' equity** | | $492,254 |
| Less: | Total nonallowable assets | $27,110 |
| | Deferred tax asset | $148,000 |
| | Haircut of marketable securities | $24,714 |
| | Lease assets | $76,967 |
| Add: | Lease liability | $79,082 |
| **Net Capital** | | $294,545 |
| Aggregate indebtedness - from the Statement of Financial Condition | | $112,382 |
| Basic net capital requirement | | $50,000 |
| Excess net capital | | $244,545 |
| Ratio aggregate indebtedness to net capital | | 38.15% |
| Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2020: | | $300,255 |

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited form.

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Schedule III – Computation for Determination of Reserve Requirements
And Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2020

Cascade Investment Group, Inc. relies on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of these financial statements.

■ skr+co
STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Cascade Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cascade Investment Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) the Company stated that Cascade Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cascade Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 19, 2021

CASCADE
INVESTMENT GROUP, INC.

Cascade Investment Group, Inc.'s Exemption Report

Cascade Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Cascade Investment Group, Inc.

I, Robert G. Wrubel, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ______________________________

President

February 12, 2021

719.632.0818 800.984.9074 Fax 719.632.0887
90 South Cascade, Ste. 1250 Colorado Springs, CO 80903
INVESTMENT CONSULTANTS MEMBER FINRA/SIPC ESTABLISHED 1994

skr+co
STOCKMAN KAST RYAN + COMPANY

102 N. Cascade Avenue, Suite 400
Colorado Springs, CO 80903
T: 719.630.1186
F: 719.630.1187
skrco.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors
Cascade Investment Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Cascade Investment Group, Inc. (the Company) and the SIPC solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan & Co, LLP

Colorado Springs, Colorado
February 19, 2021

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*36*******2471*********************MIXED AADC 220
46943 FINRA DEC
CASCADE INVESTMENT GROUP INC
90 S CASCADE AVE STE 1250
COLORADO SPRINGS, CO 80903-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dana Capozzella 719-632-0818

2. A. General Assessment (item 2e from page 2) $ 3139

B. Less payment made with SIPC-6 filed (exclude interest) ( 1618 )
7/17/2020
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 1521

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1521

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒**
**Total (must be same as F above)** $ 1521

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 12 day of February, 2021.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,189,244 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 66,255 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 30,506 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 96,761 |
| 2d. SIPC Net Operating Revenues | $ 2,092,483 |
| 2e. General Assessment @ .0015 | $ 3139 |
| | (to page 1, line 2.A.) |